                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X] Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

         For the period ended December 31, 2000

                                       OR

[] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 NCS HealthCare Employee Savings Plan and Trust

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              NCS HealthCare, Inc.
                       3201 Enterprise Parkway, Suite 220
                              Beachwood, Ohio 44122

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           NCS HealthCare Employee
                                           Savings Plan and Trust

Date:    June 29, 2001              By      /s/      Gerald D. Stethem
                                            -----------------------------------
                                            Gerald D. Stethem
                                            Chief Financial Officer

                 NCS HealthCare Employee Savings Plan and Trust

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2000 and 1999
                      and the Year Ended December 31, 2000




                                TABLE OF CONTENTS

Report of Independent Auditors............................................ 1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits........................... 2
Statement of Changes in Net Assets Available for Benefits................. 3
Notes to Financial Statements............................................. 4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)........... 9

                         Report of Independent Auditors


The Trustees
NCS HealthCare Employee Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of NCS HealthCare Employee Savings Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP



Cleveland, Ohio
June 13, 2001

                 NCS HealthCare Employee Savings Plan and Trust

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                      2000               1999
                                                   -----------------------------
ASSETS
Investments                                        $29,890,168       $33,990,805

Contribution receivables:
   Employer                                             18,456              --
   Participant                                         108,914           307,322
                                                   -----------       -----------
Total contribution receivables                         127,370           307,322
                                                   -----------       -----------
Net assets available for benefits                  $30,017,538       $34,298,127
                                                   ===========       ===========


See accompanying notes to financial statements.

                 NCS HealthCare Employee Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000


ADDITIONS
Investment income (loss):
   Net depreciation in fair value of investments                   $ (4,361,861)
   Interest and dividends                                                 8,967
                                                                   ------------
                                                                     (4,352,894)
Contributions:
   Participants                                                       5,174,940
   Employer                                                             910,078
   Rollover                                                             157,838
                                                                   ------------
                                                                      6,242,856
                                                                   ------------
Total additions                                                       1,889,962

DEDUCTIONS
Benefits paid directly to participants                                6,170,551
                                                                   ------------
Total deductions                                                      6,170,551
                                                                   ------------
Net decrease                                                         (4,280,589)
Net assets available for benefits
   at beginning of year                                              34,298,127
                                                                   ------------
Net assets available for benefits
   at end of year                                                  $ 30,017,538
                                                                   ============


See accompanying notes to financial statements

                 NCS HealthCare Employee Savings Plan and Trust

                          Notes to Financial Statements

                         December 31, 2000 and 1999 and
                          Year Ended December 31, 2000



A. DESCRIPTION OF THE PLAN

The following description of the NCS HealthCare Employee Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan available to certain employees of NCS HealthCare, Inc. (the Company and Plan Sponsor) who have completed six months of service, attained the age of 18 and completed a minimum of 500 hours of consecutive service, excluding employees covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan, limited to the maximum permitted by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, the Company may make matching and special discretionary contributions to the Plan in an amount to be determined each year by the Company. Special discretionary Company contributions are allocated to those participants who are both employed by the Company at the end of the year and have 1,000 hours of service. From January 1, 1999 through September 30, 2000, all matching contributions made by the Company on or subsequent to that date were invested in Company stock. Effective October 1, 2000, all Company matching contributions are invested at the direction of the participant.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings and forfeitures. Allocations of the Company's contributions and Plan earnings are based on the ratio of the participant's account balance in the respective fund to the total fund balance as of the valuation date. Allocation of forfeitures is based on the ratio of the compensation with respect to total compensation for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                 NCS HealthCare Employee Savings Plan and Trust

A. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the employer contributions at a rate of 20 percent per year beginning after one year of service, becoming 100 percent vested after five years of service. Participants or their beneficiaries are entitled to receive the vested portion of the participant account balance, upon normal retirement (age 65), death, disability or termination of employment. Upon termination of employment, a participant's nonvested portion of Company contributions and related earnings are forfeited. There were $211,016 and $139,305 of forfeitures available to allocate among the accounts of all eligible participants as of December 31, 2000 and 1999, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. The maximum number of years permitted for repayment is five years, except for loans used for the purchase of a principal residence.

PAYMENT OF BENEFITS / WITHDRAWALS

Upon retirement, death, disability or termination of service, or plan termination, a participant's normal form of benefits is a life annuity or joint and survivor spouse annuity. Optional forms of distribution include one lump-sum payment, installment payments, or other types of annuities. Participants who prove financial hardship may withdraw a portion of their account balance, as determined by the plan administrator.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                 NCS HealthCare Employee Savings Plan and Trust

B. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments, excluding the guaranteed certified funds, are stated at fair value. The insurance company pooled separate accounts are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The NCS HealthCare, Inc. Common Stock shares are valued at the quoted market price at year-end in an active market. The guaranteed certificate funds are stated at contract value, which approximates fair value. The participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADMINISTRATIVE CHARGES

Great-West Life and Annuity Insurance Company (Great-West) provides certain recordkeeping and other administrative services to the Plan. These services are paid for by the Plan through a daily variable asset charge that reduces the investment income earned by the Great-West accounts. The annualized variable asset charge is equal to 0.25% at December 31, 2000 (0.25% at December 31, 1999) of the fair value of Great-West accounts. The Company pays for those Plan expenses not borne by the Plan.

                 NCS HealthCare Employee Savings Plan and Trust

C.  INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

NCS HealthCare, Inc. common stock                                   $(1,056,899)
Pooled separate accounts                                             (3,304,962)
                                                                    -----------
                                                                    $(4,361,861)
                                                                    ===========

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                             DECEMBER 31
                                                         2000           1999
                                                     --------------------------
Great-West pooled separate accounts:
Profile Series I                                     $3,829,467       $4,356,003
American Century - Twentieth Century
   Ultra Fund                                         3,449,021        4,643,965
AIM Constellation Fund                                2,236,471        2,297,044
Profile Series II                                     4,437,039        4,926,530
Profile Series III                                    1,949,581        1,935,363
Maxim Money Market                                    1,559,556

                 NCS HealthCare Employee Savings Plan and Trust

D.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                                DECEMBER 31
                                                            2000          1999
                                                        ------------------------
Investments, at fair value:
   NCS Health Care, Inc. common stock                    $108,887       $552,577
                                                         ========       ========


                                                                      Year Ended
                                                                      DECEMBER 31,
                                                                         2000
                                                                    ---------------
Change in net assets:
   Contributions                                                    $   680,515
   Distributions to participants                                        (67,306)
   Net realized and unrealized
     depreciation in fair value of common stock                      (1,056,899)
                                                                    -----------
                                                                    $  (443,690)
                                                                    ===========

E.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 22, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                 NCS HealthCare Employee Savings Plan and Trust

         Employee Identification Number (EIN) 34-1532558 Plan Number 001

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                                      NUMBER OF SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
----------------------------------------------------------------------------------------------------------------------------------
1ER-AWP          Interest Bearing Cash                                        4.500%                              $          38
Great-West       Guaranteed Certificate Funds:
1CGF 36          Guaranteed Certificate Fund due
                    March 31, 2001*                                           4.850%                                      1,228
1CGF 36          Guaranteed Certificate Fund due
                    June 30, 2001 *                                           4.750%                                      3,255
1CGF 36          Guaranteed Certificate Fund due
                    September 30, 2001*                                       4.350%                                      2,267
1CGF 36          Guaranteed Certificate Fund due
                    December 31, 2001*                                        4.250%                                     12,715
1CGF 36          Guaranteed Certificate Fund due
                    March 31, 2002*                                           4.700%                                      5,416
1CGF 36          Guaranteed Certificate Fund due
                     June 30, 2002*                                           5.200%                                      2,966
1CGF 36          Guaranteed Certificate Fund due
                    September 30, 2002*                                       5.350%                                      2,721
1CGF 36          Guaranteed Certificate Fund due
                    December 31, 2002*                                        5.800%                                     33,626
1CGF 36          Guaranteed Certificate Fund due
                    March 31, 2003 *                                          6.200%                                     13,203
1CGF 36          Guaranteed Certificate Fund due
                    June 30, 2003*                                            6.250%                                      2,069
1CGF 36          Guaranteed Certificate Fund due
                    September 30, 2003*                                       6.000%                                      2,687
1CGF 36          Guaranteed Certificate Fund due
                    December 31, 2003*                                        5.350%                                      5,756
1CGF 60          Guaranteed Certificate Fund due
                    December 31, 2001*                                        5.050%                                        857

                 NCS HealthCare Employee Savings Plan and Trust

         Employee Identification Number (EIN) 34-1532558 Plan Number 001

   Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)


                                                                      NUMBER OF SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
----------------------------------------------------------------------------------------------------------------------------------
                Guaranteed Certificate Fund due
1CGF 60             June 30, 2002*                                            5.750%                                        182
1CGF 60          Guaranteed Certificate Fund due
                    September 30, 2002*                                       5.350%                                        310
1CGF 60          Guaranteed Certificate Fund due
                    December 31, 2002*                                        5.000%                                        616
1CGF 60          Guaranteed Certificate Fund due
                    March 31, 2003*                                           5.050%                                      3,013
1CGF 60          Guaranteed Certificate Fund due
                    June 30, 2003*                                            4.800%                                      1,188
1CGF 60          Guaranteed Certificate Fund due
                    September 30, 2003*                                       4.600%                                        644
1CGF 60          Guaranteed Certificate Fund due
                    December 31, 2003*                                        4.350%                                      1,255
1CGF 60          Guaranteed Certificate Fund due
                     March 31, 2004*                                          4.900%                                        678
1CGF 60          Guaranteed Certificate Fund due
                    June 30, 2004*                                            5.450%                                        582
1CGF 60          Guaranteed Certificate Fund due
                    September 30, 2004*                                       5.500%                                        683
1CGF 60          Guaranteed Certificate Fund due
                    December 31, 2004*                                        6.050%                                        772
1CGF 60          Guaranteed Certificate Fund due
                    March 31, 2005*                                           6.350%                                      1,216
1CGF 60          Guaranteed Certificate Fund due
                    June 30, 2005                                             6.350%                                        861
1CGF 60          Guaranteed Certificate Fund due
                    September 30, 2005                                        6.100%                                      1,088

                 NCS HealthCare Employee Savings Plan and Trust

         Employee Identification Number (EIN) 34-1532558 Plan Number 001

   Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)

                                                                      NUMBER OF SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
----------------------------------------------------------------------------------------------------------------------------------
                Guaranteed Certificate Fund due
1CGF 84             December 31, 2002*                                        5.000%                                      4,204
1CGF 84          Guaranteed Certificate Fund due
                    March 31, 2003*                                           5.000%                                      1,039
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2003*                                            5.500%                                      4,927
1CGF 84          Guaranteed Certificate Fund due
                    September 30, 2003*                                       5.650%                                        952
1CGF 84          Guaranteed Certificate Fund due
                    December 31, 2003*                                        5.200%                                     25,928
1CGF 84          Guaranteed Certificate Fund due
                    March 31, 2004*                                           5.750%                                      2,130
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2004*                                            6.000%                                      3,267
1CGF 84          Guaranteed Certificate Fund due
                    September 30, 2004*                                       5.500%                                      3,682
1CGF 84          Guaranteed Certificate Fund due
                    December 31, 2004*                                        5.100%                                      1,880
1CGF 84          Guaranteed Certificate Fund
                    due March 31, 2005*                                       5.100%                                      5,548
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2005*                                            4.850%                                      3,267
1CGF 84          Guaranteed Certificate Fund due
                    September 30, 2005*                                       4.750%                                      3,250
1CGF 84          Guaranteed Certificate Fund due
                    December 31, 2005*                                        4.500%                                      3,221
1CGF 84          Guaranteed Certificate Fund due
                    March 31, 2006*                                           5.050%                                      2,962
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2006*                                            5.650%                                      2,648

                 NCS HealthCare Employee Savings Plan and Trust

         Employee Identification Number (EIN) 34-1532558 Plan Number 001

   Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)

                                                                      NUMBER OF SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
----------------------------------------------------------------------------------------------------------------------------------
                Guaranteed Certificate Fund due
1CGF 84             September 30, 2006*                                       5.950%                                      2,531
1CGF 84          Guaranteed Certificate Fund due
                    December 31, 2006*                                        6.200%                                      2,293
1CGF 84          Guaranteed Certificate Fund due
                    March 31, 2007*                                           6.500%                                      3,040
1CGF 84          Guaranteed Certificate Fund due
                    June 30, 2007*                                            6.450%                                      1,784
1CGF 84          Guaranteed Certificate Fund due
                    September 30, 2007*                                       6.300%                                      1,614
1ER-STK             NCS HealthCare, Inc. Stock *                           1,088,870 shares       $1,382,696            108,887
Great-West       Pooled Separate Accounts:
1BIMXBI             Maxim Bond Index *                                         9,680 units                              136,332
1BIMXLC             Maxim Loomis Sayles Corporate Bond *                      16,632 units                              272,118
1BIMXUS             Maxim U.S. Government Mortgage
                       Securities *                                           22,355 units                              323,125
1BINXDG             Maxim Global Bond *                                        5,245 units                               62,166
1BSHXST             Maxim Short-Term Maturity *                                2,278 units                               36,387
1CMMXMM             Maxim Money Market *                                     119,731 units                            1,559,556
1IEUXIE             Maxim Index Eurporan *                                     7,018 shares                              96,455
1IFSFAO             Fidelity Advisor Overseas *                               22,604 shares                             359,168
1IFSXIA             Maxim Invesco Adr *                                        5,064 shares                              62,994
1IPAXIP             Maxim Index Pacific *                                     14,934 shares                             121,458
1IWSPGC             Putnam Global Growth *                                    55,119 shares                           1,175,687
1LBLCHA             Aim Charter *                                             30,238 shares                             793,860
1LBLFGO             Fidelity Advisors Growth Opportunities*                   62,791 shares                           1,109,673
1LBLO15             Orchard Index 500 *                                       32,075 shares                             945,315
1LBLXFG             Maxim Founder's Growth and Income *                       11,637 shares                             186,874
1LGRULT             American Century - Twentieth
                      Century Ultra Fund*                                    124,629 shares                           3,449,021

                 NCS HealthCare Employee Savings Plan and Trust

         Employee Identification Number (EIN) 34-1532558 Plan Number 001

   Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)

                                                                      NUMBER OF SHARES/UNITS
                                                                                OR
                                                                             INTEREST                               CURRENT
    IDENTITY                  DESCRIPTION OF INVESTMENTS                       RATE                COST**            VALUE
----------------------------------------------------------------------------------------------------------------------------------

1LGRWIN             AIM Weingarten *                                          42,542 units                            1,063,977
1LGRXGI             Maxim Growth Index *                                      26,051 units                              773,326
1LVAPGI             Putnam Fund For Growth and Income *                       41,194 units                              993,427
1LVAXVI             Maxim Value Index *                                       21,221 units                              594,419
1MGRCON             AIM Constellation Fund*                                   84,866 units                            2,236,471
1MGRXTM             Maxim T. Rowe Price Mid-Cap Growth *                      29,539 units                              530,712
1PBAXP1             Profile Series I *                                       160,728 units                            3,829,467
1PBAXP2             Profile Series II *                                      205,277 units                            4,437,039
1PBAXP3             Profile Series III *                                      99,797 units                            1,949,581
1PBAXP4             Profile Series IV *                                       21,509 units                              376,766
1PBAXP5             Profile Series V *                                        10,609 units                              167,443
1SBLO16             Orchard Index 600 *                                       14,849 units                              305,737
1SGRLDG             Lord Abbett Developing Growth *                           16,168 units                              185,104
1SVAXAS             Maxim Ariel Small-Cap Value *                              8,112 units                              175,242
1SVAXLS             Maxim Loomis Sayles Small-Cap Value *                     23,415 units                              569,250

                 Participant Loans *                                  8.0% to 9.75%, with
                                                                      maturity dates through
                                                                      2019
                                                                                                                        721,072
                                                                                                               -------------------
                                                                                                                 $   29,890,168
                                                                                                               ===================


 * Indicates party-in-interest to the Plan.
** Historical cost provided only for nonparticipant-directed investments.